SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

December 06, 2013

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

6 December 2013

Smith & Nephew plc (the "Company")

Transaction in Own Shares

The Company has today purchased 120,000 of its Ordinary Shares of US 20¢ each through JP Morgan Cazenove, in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 11 April 2013.

The average price paid was 843.3738p per share.

The highest price paid was 845p per share and the lowest price paid was 839.50p per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares and previous transactions which are yet to settle, the Company holds 32,331,773 of its shares in Treasury. The Company's issued share capital, with one voting right per share consists of 893,404,866 Ordinary Shares of US20¢ each.  This is the figure which should be used by shareholders as the denominator when determining whether they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

This announcement is made in accordance with the requirements of LR 12.4.6.

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc
Tel: 020 7401 7646

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: December 06, 2013

By: /s/ Susan Swabey
-----------------
Susan Swabey
Company Secretary